UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

AMERICAN ITALIAN PASTA COMPANY
(Name of Subject Company)
AMERICAN ITALIAN PASTA COMPANY
(Name of Person(s) Filing Statement)

Class A Convertible Common Stock, par value $0.001 per share
(Title of Class of Securities)

027070101
(CUSIP Number of Class of Securities)

John P. Kelly
President and Chief Executive Officer
4100 N. Mulberry Drive, Ste. 200
Kansas City, Missouri 64116
816-584-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
William F. Seabaugh, Esq.
Bryan Cave LLP
211 North Broadway, Suite 3600
St. Louis, Missouri 63101
(314) 259-2000
and
James M. Ash, Esq.
Husch Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112
(816) 983-8000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

ITEM 9. EXHIBITS
SIGNATURES
EXHIBIT INDEX
EX-99.A.6
EX-99.A.7

     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission on June 24, 2010 (as amended or supplemented from time to time, the “Schedule 14D-9”) by American Italian Pasta Company, a Delaware corporation (the “Company”). The Schedule 14D-9 relates to a tender offer by Excelsior Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ralcorp Holdings, Inc., a Missouri corporation (“Parent”), to purchase all outstanding shares of Class A Convertible Common Stock, par value $0.001 per share, of the Company (the “Shares”) at a price of $53.00 per Share to the sellers thereof in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time, are referred to in the Schedule 14D-9 and this Amendment No. 2 as the “Offer.” The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 20, 2010 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (e)(1) to the Schedule 14D-9.
     The information in this Amendment No. 2 is incorporated by reference to all of the applicable items in the Schedule 14D-9, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.
     You should read this Amendment No. 2 together with the Schedule 14D-9. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.
ITEM 9. EXHIBITS
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(6)	Form of Letter from the Company to Participants in the American Italian Pasta Company Retirement Savings Plan.

(a)(7)	Election Form and Withdrawal Form from the Company to Participants in the American Italian Past Company Retirement Savings Plan.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2010	AMERICAN ITALIAN PASTA COMPANY
	By:	/s/ John P. Kelly
Name: John P. Kelly
Title: President and Chief Executive Officer

EXHIBIT INDEX

(a)(6)	Form of Letter from the Company to Participants in the American Italian Pasta Company Retirement Savings Plan.

(a)(7)	Election Form and Withdrawal Form from the Company to Participants in the American Italian Past Company Retirement Savings Plan.